Exhibit 99.1

Recent Update

The board of directors of Missfresh Limited (the “Company”) and the compensation committee of the Company have authorized and approved that during the period beginning on December 15, 2021 and ending on December 10, 2022, all participants of the 2017 Equity Incentive Plan of the Company, as amended and restated from time to time (the “2017 Plan”), should not sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company (including the American depositary shares converted from such ordinary shares) issued or issuable pursuant to the awards granted under the 2017 Plan.